                                                                  EXHIBIT (b)(1)

                             BANKERS TRUST COMPANY
                            ONE BANKERS TRUST PLAZA
                           NEW YORK, NEW YORK  10006


                                                                  March 19, 1998


Corporate Express, Inc.
1 Environmental Way
Broomfield, Colorado  80021


Attention:       Jirka Rysavy

re       Stock Repurchase Transaction -
         Senior Secured Financing Commitment Letter

Gentlemen:

                 You have advised Bankers Trust Company ("BTCo") that Corporate Express, Inc. (the "Parent"), parent to CEX Holdings, Inc. (the "Borrower"), plans to consummate a transaction whereby the Borrower would (i) repurchase (the "Stock Repurchase") up to $600 million of the Parent's common stock, no more than $500 million of which may be repurchased on the Closing Date, and
(ii) refinance certain of its existing indebtedness (collectively, the "Refinancing") consisting of the repayment of all indebtedness (with approximately $250 million outstanding on the date hereof) under, and the termination of the existing commitments under, the Borrower's existing credit facility. It is our understanding that the aggregate amount needed to effect the Stock Repurchase and the Refinancing and to pay fees and expenses in connection with the Transaction (as defined below) on the Closing Date shall not exceed $765 million (reduced by an amount equal to the difference between $500 million and the purchase price of the Parent's common stock actually repurchased pursuant to the Stock Repurchase on the Closing Date if less than $500 million).

                 In connection with the Stock Repurchase and Refinancing and to finance same, you have informed us that senior secured bank financing of up to $1.0 billion (the "Senior Secured Financing") is required by the Borrower (with the incurrence of the Senior Secured Financing, together with the Stock Repurchase and the Refinancing being herein collectively referred to as the "Transaction").

                 The sources of funds needed to effect the Transaction and to pay all fees and expenses incurred in connection with the Transaction and to provide for ongoing working capital and general corporate purposes (including Permitted Acquisitions (as defined herein)), shall be provided through the Senior Secured Financing, and after giving effect thereto on the Closing Date the Parent and its subsidiaries shall have no other indebtedness except (i) up to $325,000,000 in aggregate principal amount of the Parent's existing convertible debt securities (the "Existing Convertible Notes"), (ii) $90 million of the Borrower's existing 9-1/8% senior subordinated notes ("the Existing Senior Subordinated Notes"), and (iii) up to $125 million of other indebtedness. A summary of certain terms of the Senior Secured Financing is set forth in Exhibit A attached hereto (the "Term Sheet"). Please note that those matters that are not covered or made clear herein or in Exhibit A or in the related fee letter dated the date hereof (the "Fee Letter") are subject to mutual agreement of the parties. The terms and conditions of this commitment may be modified only in writing signed by each of the parties hereto.

                 BTCo is pleased to confirm that, subject to the terms and conditions set forth herein and in the Term Sheet, it commits to provide 100% of the $1.0 billion Senior Secured Financing. BTCo shall in any event act as Administrative Agent (in such capacity, the "Administrative Agent"), and BTCo (or an affiliate designated by BTCo) shall act as an arranger, with respect to the Senior Secured Financing. It is understood that certain other Lenders (as defined below) may be given titles with respect to the Senior Secured Financing as may be mutually agreed by BTCo and you; provided that the roles of such other Lenders, and all compensation payable thereto, shall be required to be satisfactory to BTCo and (except for compensation paid by BTCo to such Lender or Lenders) you.

                 BTCo reserves the right, prior to or after execution of the definitive credit documentation for the Senior Secured Financing, to syndicate all or part of its commitment for the Senior Secured Financing to one or more lending institutions (the "Lenders") that will become parties to such definitive credit documentation pursuant to a syndication to be managed by BTCo. BTCo may commence syndication efforts promptly after the execution of this letter by you and you agree actively to assist BTCo in achieving a syndication that is satisfactory to BTCo. Such syndication will be carried out in consultation with you (with the Lenders included in the syndication to be subject to your consent, not to be unreasonably withheld or delayed) and will be accomplished by a variety of means, including direct contact during the syndication between senior management and advisors of the Parent, the Borrower and the proposed syndicate members. To assist BTCo in its syndication efforts, you hereby agree (i) to provide and cause your advisors to provide BTCo and the other prospective syndicate members upon request with all information reasonably deemed necessary by BTCo to complete syndication, including but not limited to information and evaluations prepared by you and your advisors or on your behalf relating to the Transaction contemplated hereby, (ii) to assist BTCo, upon request, in the preparation of an Information Memorandum to be used in connection with the syndication of the Senior Secured Financing and (iii) to make available the senior officers and representatives of the Parent and the Borrower, in each case from time to time and to attend and make presentations regarding the business and prospects of the Parent and its subsidiaries at a meeting or meetings of Lenders or prospective Lenders.

                 It is understood and agreed that BTCo shall be entitled, after consultation with you, to allocate (and following the initial allocation, to re-allocate) the aggregate amount of its commitments with respect to the Senior Secured Financing to the sub-facilities (i.e., the Term Loan Facility and/or the Revolving Facility) in a manner different from that set forth herein and in the Term Sheet, if BTCo deems such actions advisable in order to ensure successful syndication, provided that the aggregate of its commitment under the facilities remains the same.

                 BTCo's commitment hereunder (and willingness to provide and/or participate in the Senior Secured Financing) is subject to (a) there not occurring or becoming known to BTCo any material adverse condition or material adverse change in or affecting the business, property, assets, nature of assets, liabilities, condition (financial or otherwise) or prospects of the Borrower or of the Parent and its subsidiaries taken as a whole, (b) BTCo not becoming aware after the date hereof of any information not previously known to BTCo which BTCo believes is materially negative information with respect to the condition (financial or otherwise), business, operations, assets, liabilities or prospects of the Borrower or the Parent and its subsidiaries taken as a whole, or which is inconsistent in a material and adverse manner with any such information or other matter disclosed to such BTCo prior to the date hereof,
(c) there not having occurred a material disruption of or material adverse change in financial, banking or capital market conditions that, in the BTCo's reasonable judgment, could materially impair the syndication of the Senior Secured Financing, (d) BTCo's reasonable satisfaction that prior to and during the syndication of the Senior Secured Financing there shall be no competing offering, placement or arrangement of any debt securities or bank financing by or on behalf of the Parent or any of its subsidiaries or affiliates and (e) the other conditions set forth or referred to in the Term Sheet. As of the date hereof, BTCo is not aware of any conditions listed in clauses (a) through (d) above that would cause its commitment to terminate.

                 To induce BTCo to issue this letter, you hereby agree that all reasonable out-of-pocket fees and expenses (including the reasonable fees and expenses of counsel) of BTCo and its affiliates arising after the date hereof (and in the case of counsel, reasonable fees and expenses arising on or prior to the date hereof) in connection with this letter (and the syndication efforts in connection herewith) and in connection with the transactions described herein shall be for your account, whether or not the Transaction is consummated, the Senior Secured Financing is made available or definitive credit documents are executed. In addition, you hereby agree to pay, when and as due, the fees described in the enclosed Fee Letter. You further agree to indemnify and hold harmless each of the Lenders (including, in any event, BTCo) and each director, officer, employee and affiliate thereof (each an "indemnified person") from and against any and all actions, suits, proceedings (including any investigations or inquiries), claims, losses, damages, liabilities or expenses of any kind or nature whatsoever which may be incurred by or asserted against or involve any such indemnified person as a result of or arising out of or in any way related to or resulting from this letter, the Transaction or the extension of the Senior Secured Financing contemplated by this letter, or in any way arising from any use or intended use of this letter or the proceeds of the Senior Secured Financing contemplated by this letter, and you agree to reimburse each indemnified person for any legal or other out-of-pocket expenses incurred in connection with investigating, defending or preparing to defend any such action, suit, proceeding (including any inquiry or investigation) or claim (whether or not such indemnified person is a party to any action or proceeding out of which any such expenses arise); provided, however, that you shall not have to indemnify any indemnified person against any loss, claim, damage, expense or liability to the extent that same resulted primarily from the gross negligence or willful misconduct of such indemnified person. This letter is issued for your benefit only and no other person or entity may rely hereon. Neither BTCo nor any Lender shall be responsible or liable to you or any other person for consequential damages which may be alleged as a result of this letter.

                 BTCo reserves the right to employ the services of its affiliates in providing services contemplated by this letter and to allocate, in whole or in part, to such affiliates certain fees payable to BTCo in such manner as BTCo and such affiliates may agree in their sole discretion. You acknowledge that BTCo may share with any of its affiliates, and such affiliates may share with BTCo, any information related to the Transaction, the Parent, the Borrower and their respective subsidiaries and affiliates, or any of the matters contemplated hereby.

                 The provisions of the immediately preceding two paragraphs shall survive any termination of this letter.

                 You are not authorized to show or circulate this letter to any other person or entity (other than your legal and financial advisors in connection with your evaluation hereof) until such time as you have accepted this letter as provided in the immediately succeeding paragraph. If this letter is not accepted by you as provided in the immediately succeeding paragraph, you are to immediately return this letter (and any copies hereof) to the undersigned. This letter may be executed in any number of counterparts and by the different parties hereto on separate counterparts, each of which counterparts shall be an original, but all of which shall together constitute one and the same instrument.

                 If you are in agreement with the foregoing, please sign and return to us (including by way of facsimile transmission) the enclosed copy of this letter, together with the Fee Letter, no later than 5:00 p.m., Mountain Standard time, on March 19, 1998. This letter shall terminate at the time and on the date referenced in the immediately preceding sentence unless this letter and the Fee Letter are executed and returned by you as provided in such sentence.

                 THIS LETTER AND THE FEE LETTER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, AND ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY CLAIM, ACTION, SUIT OR PROCEEDING ARISING OUT OF OR CONTEMPLATED BY THIS LETTER AND/OR THE FEE LETTER IS HEREBY WAIVED. THE PARTIES HERETO HEREBY SUBMIT TO THE NON- EXCLUSIVE JURISDICTION OF THE FEDERAL AND NEW YORK STATE COURTS LOCATED IN THE CITY OF NEW YORK IN CONNECTION WITH ANY DISPUTE RELATED TO THIS LETTER AND/OR THE FEE LETTER OR ANY MATTERS CONTEMPLATED HEREBY OR THEREBY.

                                      Very truly yours,

                                      BANKERS TRUST COMPANY



                                      By /s/ Victoria Page
                                        ------------------------------------
                                        Title:





Agreed to and Accepted this
19th day of March, 1998:

CORPORATE EXPRESS, INC.



By /s/ Gary M. Jacobs
  --------------------------------
  Title: EVP

                                                                      EXHIBIT A

                            SUMMARY OF CERTAIN TERMS
                             OF CREDIT FACILITIES

Unless otherwise defined herein, capitalized terms used herein and defined in the letter to which this Exhibit A is attached (the "Commitment Letter") are used herein as therein defined.

I.       Description of Credit Facilities

Borrower:                         CEX Holdings, Inc. (the "Borrower")

Total Credit
Facility:                         $1,000,000,000.

Credit
Facilities:                       1.       Term Loan Facility in an aggregate
                                           principal amount of $250,000,000 (the
                                           "Term Loan Facility").

                                  2.       Revolving Credit Facility in an
                                           aggregate principal amount of
                                           $750,000,000 (the "Revolving
                                           Facility").

A.       Term Loan Facility

Use of
Proceeds:                 The loans made pursuant to the Term Loan Facility
                          (the "Term Loans") may only be incurred on the Closing Date and the proceeds thereof shall be utilized solely to finance, in part, the Transaction and the payment of fees and expenses relating thereto.

Maturity:                 The final maturity of the Term Loan Facility shall be
                          7 years from the Closing Date (the "Term Maturity
                          Date").

Amortizations:            (i) During the first 5 years following the Closing
                          Date, annual amortization (payable in equal quarterly installments) of the Term Loans shall be required in an amount equal to 1% of the initial aggregate principal amount of Term Loans.

                          (ii) The remaining aggregate principal amount of Term Loans originally incurred shall be subject to eight equal quarterly amortization payments occurring in the sixth and seventh years after the Closing Date.

Availability:             Term Loans may only be incurred on the Closing Date.
                          No amount of Term Loans once repaid may be reborrowed.

                                                                      Exhibit A
                                                                         Page 2

B.       Revolving Facility


Use of Proceeds:          The loans made pursuant to the Revolving Facility
                          (the "Revolving Loans") shall be utilized for the Borrower's and its subsidiaries' general corporate and working capital requirements, including funding the portion of the Stock Repurchase which is not consummated on the Closing Date and Permitted
                          Acquisitions; provided that no more than $515,000,000
                          (reduced by an amount equal to the difference between $500 million and the purchase price of the Parent's common stock actually repurchased pursuant to the Stock Repurchase on the Closing Date if less than $500 million) of Revolving Loans may be used to finance the Transaction; provided, further, no proceeds of Revolving Loans may be used to redeem
                          Existing Convertible Notes at maturity or otherwise except as expressly set forth in subsection (a)(x) of the Covenants section below. A sub-limit of the Revolving Facility to be agreed upon will be available for the issuance of stand-by and trade letters of credit ("Letters of Credit") to support obligations of the Borrower and its subsidiaries of types to be specified in the credit documentation.
                          Maturities for the Letters of Credit will not exceed twelve months, renewable annually thereafter and, in any event, shall not extend beyond the tenth business day prior to the Revolving Maturity Date.

Maturity:                 The final maturity of the Revolving Facility shall be
                          the fifth anniversary of the Closing Date (the
                          "Revolving Maturity Date").

Availability:             Revolving Loans may be borrowed, repaid and
                          reborrowed on and after the Closing Date and prior to the Revolving Maturity Date.

II.      Terms Applicable to All Credit Facilities

Administrative
Agent:                    BTCo.

Lenders:                  BTCo and/or a syndicate of lenders formed by BTCo
                          (the "Lenders").

Required Lenders:         Lenders having aggregate commitments and/or
                          outstandings (as appropriate) pertaining to all tranches (taken in the aggregate) in excess of 50%.

Guaranties:               Parent and each direct and indirect domestic
                          subsidiary (other than the Borrower) of the Parent or the Borrower (each a "Guarantor" and, collectively, the "Guarantors") shall be required to provide an unconditional guaranty of all amounts owing under the Senior Secured Financing (the "Guaranties"), with such exceptions (including without limitation exceptions to be agreed for insignificant subsidiaries) as are

                                                                      Exhibit A
                                                                         Page 3

                          satisfactory to BTCo. The Guaranties shall contain terms and conditions satisfactory to BTCo and customary for transactions of this type.

Security:                 All amounts owing under the Senior Secured Financing
                          (and all obligations under the Guaranties) will be secured by (x) a first priority perfected security interest in all stock and promissory notes owned by the Borrower and the Guarantors and (y) a first priority perfected security interest in all other tangible and intangible assets (including receivables, contract rights, securities, patents, trademarks, other intellectual property, inventory, equipment, real estate and leasehold interests) owned by the Borrower and each Guarantor, subject (in each case) to exceptions satisfactory to BTCo. Such exceptions shall include, without limitation, (i) vehicles where security interests cannot be perfected by UCC filings, (ii) real estate with an aggregate value (net of mortgage liens) of less than $10 million and (iii) other exceptions to be agreed upon where the expense of perfecting security interests is large in relation to the liquidation value of the collateral which would otherwise be required to be subject to perfected security interests. It is expressly understood that landlord lien waivers and fixture filings (except where the fixtures relate to real property in which mortgages are being granted) will generally not be required.

                          All documentation (collectively referred to herein as the "Security Agreements") evidencing the security required pursuant to the immediately preceding paragraph shall be in form and substance satisfactory to BTCo and customary for transactions of this type, and shall effectively create first priority security interests in the property purported to be covered thereby, with such exceptions as are acceptable to BTCo in its reasonable discretion. With respect to certain intervening liens (to be agreed), the Borrower shall have a period of time to be agreed with BTCo to cause the removal thereof. Furthermore, to the extent security interests are required to be granted as described above (with respect to collateral other than securities and collateral a security interest in which may be perfected by UCC filings), the Borrower shall (to the extent such security interests are not perfected at closing) be granted a period of time to be agreed by BTCo for the completion of the actions needed to obtain perfected security interests as required above.

Optional Commitment
Reductions:               The unutilized portion of the total commitments may
                          be reduced or terminated by the Borrower at any time without penalty.

Voluntary
Prepayments:              Voluntary prepayments may be made at any time on one
                          business days' notice without premium or penalty, provided that voluntary prepayments of Eurodollar
                          Loans made on a date other than the last day of an interest

                                                                      Exhibit A
                                                                         Page 4

                          period applicable thereto shall be subject to customary breakage costs. Voluntary prepayments of Term Loans shall be applied to reduce future scheduled amortization payments on a pro rata basis.

Mandatory
Repayments:               Mandatory repayments of Term Loans shall be required
                          from (a) 100% of the proceeds (net of taxes and costs and expenses in connection with the sale) from asset sales by the Borrower and its subsidiaries (subject to (x) reinvestment rights (including without limitation Permitted Acquisitions) with respect to asset sales generating net cash proceeds below a threshold to be negotiated and from proceeds of the sale of Existing Negotiable Securities and (y) de minimis exceptions to be negotiated), (b) 100% (which percentage will be reduced based on the satisfaction of performance criteria to be agreed upon) of the net proceeds from issuances of senior debt (subject to the immediately succeeding sentence and with other appropriate exceptions (including exceptions for certain debt to be incurred by foreign subsidiaries) to be mutually agreed upon) by the Borrower and its subsidiaries and (c) 100% of the net proceeds from casualty and condemnation insurance recovery events aggregating over $10 million in any fiscal year of the Borrower and its subsidiaries (subject to certain reinvestment rights to be negotiated). Mandatory repayments of outstanding Revolving Loans shall be required from 100% of the proceeds (to be defined in a manner to be mutually agreed upon) of the Permitted
                          Receivables Facility.  At all time after a Permitted
                          Receivables Facility is entered into, there shall at all times be "Blocked Commitments" under the Revolving Facility (which may not be utilized) in an amount (if greater than zero) equal to the remainder of (x) 100% of the outstandings (to be defined in a manner to be mutually agreed upon) under the Permitted Receivables Facility from time to time less
                          (y) the aggregate amount of all permanent reductions to the Revolving Facility theretofore effected pursuant to the following proviso; provided that at any time when an amount of Blocked Commitments has continued in effect for a period of 180 consecutive days, there shall be a permanent reduction of the Revolving Facility in an amount equal to the lowest amount of the "Blocked Commitments" during such 180 day period. As used herein, the term "Existing
                          Negotiable Securities" shall mean certain existing investments of the Borrower in either unrelated third parties or unrestricted subsidiaries disclosed to BTCo, so long as the aggregate fair market value thereof does not exceed $30 million; provided that in no event shall the term Existing Negotiable
                          Securities include any stock, debt or other securities of any restricted subsidiaries or joint venture of the Parent, the Borrower or any of their respective subsidiaries.

                          All mandatory repayments of Term Loans made pursuant to clauses (a) through (c) above will be applied to reduce future scheduled amortization

                                                                      Exhibit A
                                                                         Page 5

                          payments on a pro rata basis. To the extent the amount of any mandatory repayment which would otherwise be required as provided above exceeds the aggregate principal amount of Term Loans then outstanding, such excess shall apply to reduce the commitments under the Revolving Facility. In addition, if at any time the outstandings pursuant to the Revolving Facility exceed the aggregate commitments with respect thereto, prepayments shall be required in an amount equal to such excess.

Interest
Rates: At the Borrower's option, Loans under the Term Loan Facility and the Revolving Facility may be maintained from time to time as (x) Base Rate Loans, which shall bear interest at the Base Rate in effect from time to time plus the Applicable Margin or (y) Eurodollar Loans, which shall bear interest at the Eurodollar Rate (adjusted for maximum reserves) as determined by the Administrative Agent for the respective interest period plus the Applicable Margin, provided, that until the earlier of (x) the date upon which BTCo shall determine in its sole discretion that the primary syndication has been completed and (y) the 65th day after the Closing Date, the following restrictions shall apply: (i) prior to the fifth day after the Closing Date, no Eurodollar Loans may be incurred and (ii) thereafter (and until the 65th day after the Closing Date) no more than two Eurodollar Loans may be incurred, each of which shall have a one month interest period and the second such Eurodollar Loan may only be incurred on the last day of the first such interest period.

                          "Applicable Margin" shall mean a percentage per annum equal to the respective margins set forth on Annex I hereto for Base Rate Loans or Eurodollar Loans, as the case may be; provided that at any time when a default or event of default is in existence, the highest pricing set forth on Annex I hereto shall apply.

                          "Base Rate" shall mean the highest of (x) 1/2 of 1% in excess of the Federal Reserve reported certificate of deposit rate, (y) the rate that the Administrative Agent announces from time to time as its prime lending rate, as in effect from time to time and (z) 1/2 of 1% in excess of the adjusted certificate of deposit rate.

                          Interest periods of 1, 2, 3 and 6 months shall be available in the case of Eurodollar Loans.

                          The Credit Facilities shall include customary protective provisions for such matters as defaulting banks, capital adequacy, increased costs, reserves, funding losses, illegality and withholding taxes. The Borrower shall have the right to replace any Lender that charges a material amount in excess of

                                                                      Exhibit A
                                                                         Page 6


                          that being charged by the other Lenders with respect to contingencies described in the immediately preceding sentence.

                          Interest in respect of Base Rate Loans shall be payable quarterly in arrears on the last business day of each calendar quarter. Interest in respect of Eurodollar Loans shall be payable in arrears at the end of the applicable interest period and every three months in the case of interest periods in excess of three months. Interest will also be payable at the time of repayment of any Loans and at maturity. All interest on Base Rate Loans, Eurodollar Loans and commitment fees shall be based on a 360-day year and actual days elapsed.

Default Interest:         Overdue principal, interest and other amounts shall
                          bear interest at a rate per annum equal to the greater of (i) the rate which is 2% in excess of the rate otherwise applicable to Base Rate Loans
                          (determined by reference to the highest pricing set forth on Annex I hereto) of the respective tranche from time to time and (ii) the rate which is 2% in excess of the rate then borne by such borrowings
                          (determined by reference to the highest pricing set forth on Annex I hereto). Such interest shall be payable on demand.

Commitment Fees:          Commitment Fees shall be payable at a rate per annum
                          equal to the Applicable Commitment Commission
                          Percentage of the unutilized commitments (with both
                          Loans and outstanding Letters of Credit being utilizations of the commitments) of each Lender under the Credit Facilities, as in effect from time to time, commencing on the Closing Date to and including the termination of the Senior Secured Financing, payable quarterly in arrears.

                          "Applicable Commitment Commission Percentage" shall mean the percentage per annum specified in Annex I hereto under the heading "Applicable Commitment Commission Percentage"; provided that any time when a default or event of default is in existence, the highest margin set forth on Annex I hereto shall apply.

Letter of Credit
Fees: A letter of credit fee equal to the Applicable Margin for Revolving Loans maintained as Eurodollar Loans (the "Letter of Credit Fee") to be shared proportionately by the Lenders in accordance with their participation in the respective Letter of Credit, and a facing fee of 1/4 of 1% per annum (the "Facing Fee") to be paid to the issuer of each Letter of Credit for its own account, in each case calculated on the aggregate stated amount of all Letters of Credit for the stated duration thereof. Letter of Credit Fees and Facing Fees shall be payable quarterly in arrears. In addition, the issuer of a Letter of Credit will be paid its customary administrative charges in connection with each Letter of Credit issued by it.

                                                                      Exhibit A
                                                                         Page 7


BTCo/Lender Fees:         BTCo and the other Lenders shall receive such fees as
                          have been separately agreed upon.

Assignments and
Participations:           The Borrower may not assign its rights or obligations
                          under the Senior Secured Financing without the prior written consent of the Lenders. Any Lender may assign, and may sell participations in, its rights and obligations under the Senior Secured Financing, subject (x) in the case of participations, to customary restrictions on the voting rights of the participants and (y) in the case of assignments, to such limitations as may be established by BTCo
                          (including a (i) minimum assignment amount of $10,000,000 (or, if less, the entirety of such assignor's commitments), (ii) assignment fees in the amount of $5,000 to be paid by the respective assignor or assignee to the Administrative Agent and
                          (iii) the receipt of the consent of the
                          Administrative Agent). The Senior Secured Financing shall provide for a mechanism which will allow for each assignee to become a direct signatory to the Senior Secured Financing and will relieve the assigning Lender of its obligations with respect to the assigned portion of its commitment.

Documentation;
Governing Law:            The Lenders' commitments will be subject to the
                          negotiation, execution and delivery of definitive financing agreements (and related security documentation, guaranties, etc.) consistent with the terms of this Term Sheet, in each case prepared by counsel to BTCo, and satisfactory to BTCo and the Lenders (including without limitation as to the terms, conditions, representations, covenants and events of default contained therein). All documentation shall be governed by New York law.

Commitment
Termination:              The commitments hereunder shall terminate on May 15,
                          1998 unless definitive documentation has been executed and delivered and the initial borrowing has occurred under the Credit Facilities (with the date of such initial borrowing being herein called the "Closing Date").

Conditions
Precedent:                Those conditions precedent that are usual and
                          customary for these types of facilities, and such additional conditions precedent as are appropriate under the circumstances. Without limiting the foregoing, the following conditions shall apply:

A.       To the Initial Loans

                          (i) All terms, conditions and documentation (collectively, the "Stock Repurchase Documents") in respect of the Stock Repurchase shall

                                                                      Exhibit A
                                                                         Page 8


                                  be reasonably satisfactory to BTCo. All conditions precedent to the consummation of the Stock Repurchase as set forth in the Stock Repurchase Documents shall have been satisfied, and not waived except with the consent of BTCo, to the reasonable satisfaction of BTCo. The Stock Repurchase shall have been consummated in accordance with the Stock Repurchase Documents and all applicable laws.

                          (ii) BTCo shall have completed and be satisfied with (x) its legal and business due diligence (including, without limitation, as to environmental and tax matters) with respect to the Parent, the Borrower and their respective subsidiaries and (y) its review of the structure of the Transaction, including legal and tax aspects.

                          (iii) Each element of the Transaction shall have been consummated to the reasonable satisfaction of BTCo. After giving effect to the consummation of the Transaction, the Parent and its subsidiaries shall have no outstanding indebtedness, except for indebtedness incurred pursuant to (i) the Senior Secured Financing (ii) the Existing Convertible Notes, (iii) the Existing Senior Subordinated Notes and (iv) up to $125 million of other secured and unsecured indebtedness as described in the third paragraph of the Commitment Letter. The terms of all indebtedness which is to remain outstanding after giving effect to the consummation of the Transaction shall be reasonably satisfactory to BTCo and there shall exist no default or event of default thereunder, no change of control or similar event which would require any offers to repurchase same, and no uncured breach
                                  thereof   (except to the extent that the
                                  occurrences described above relate to an immaterial portion of the indebtedness described in clause (iv) of the immediately preceding sentence). All stock of the Parent's direct and indirect subsidiaries (except to the extent of minority interests in subsidiaries existing prior to the Closing Date which have previously been disclosed to
                                  BTCo) shall be owned by the Parent (or the respective subsidiary which is the direct owner of equity interests in any indirect subsidiary of the Parent), in each case free and clear of liens (other than those securing the Senior Secured Financing).

                          (iv) All necessary governmental (domestic and foreign) and third party approvals and/or consents in connection with the Transaction, the transactions contemplated by the Credit Facilities and otherwise referred to herein shall have been obtained and remain in effect (other than immaterial approvals and/or consents with respect to the Stock Repurchase) and all applicable waiting periods shall have

                                                                      Exhibit A
                                                                         Page 9

                                  expired without any action being taken by any competent authority which, in the judgment of BTCo, restrains, prevents, or imposes materially adverse conditions upon, the consummation of the Transaction or the transactions contemplated by the Credit Facilities or otherwise referred to herein. Additionally, there shall not exist any judgment, order, injunction or other restraint prohibiting or imposing materially adverse conditions upon the Transaction or the transactions contemplated by the Credit Facilities.

                          (v) Nothing shall have occurred (and BTCo shall have become aware of no facts or conditions not previously known) which BTCo shall determine is reasonably likely to have a material adverse effect on the rights or remedies of the Lenders or BTCo, or on the ability of the Parent, the Borrower or their respective subsidiaries to perform their obligations to the Lenders or which is reasonably likely to have a materially adverse effect on the business, property, assets, liabilities, condition (financial or otherwise) or prospects of the Borrower or of the Parent and its subsidiaries taken as a whole, in each case after giving effect to the consummation of the Transaction.

                          (vi) No litigation by any entity (private or governmental) shall be pending or threatened with respect to the Credit Facilities or any documentation executed in connection therewith, or with respect to the Transaction, or which BTCo shall determine is reasonably likely to have a materially adverse effect on the Transaction or on the business, property, assets, liabilities, condition (financial or otherwise) or prospects of the Borrower or of the Parent and its subsidiaries taken as a whole, in each case after giving effect to the consummation of the Transaction.

                          (vii) The Lenders shall have received legal opinions from counsel, and covering matters, reasonably acceptable to BTCo.

                          (viii) All agreements relating to, and the corporate and capital structure of, the Parent and its subsidiaries, and all organizational documents of the Parent and its subsidiaries, in each case as the same will exist after giving effect to the consummation of the Transaction, shall be reasonably satisfactory to BTCo.

                          (ix) All loans and other financing to be made pursuant to the Transaction shall be in full compliance with all applicable requirements of the margin regulations.

                                                                      Exhibit A
                                                                        Page 10


                          (x) All costs, fees, expenses (including, without limitation, reasonable legal fees and expenses) and other compensation contemplated hereby, payable to the Lenders and BTCo or payable in respect of the Transaction, shall have been paid to the extent due.

                          (xi) The Lenders shall have received a solvency certificate in form and substance satisfactory to BTCo, from the chief financial officer of the Borrower, setting forth the conclusions that, after giving effect to the Transaction and the incurrence of all the financings contemplated herein, each of the Borrower, individually, and the Parent and its subsidiaries, taken as a whole, are not insolvent and will not be rendered insolvent by the indebtedness incurred in connection therewith, and will not be left with unreasonably small capital with which to engage in their businesses and will not have incurred debts beyond their ability to pay such debts as they mature.

                          (xii) The Lenders shall have received environmental and hazardous substance disclosure schedules which are acceptable to BTCo. The Lenders shall also have received such other information with respect to environmental matters as may have been reasonably requested by BTCo, and BTCo shall be reasonably satisfied therewith.

                          (xiii) After giving effect to the Transaction, the financings incurred in connection therewith and the other transactions contemplated hereby, there shall be no conflict with, or default under, any material agreement of the Parent or any of its subsidiaries.

                          (xiv) The Guaranties and Security Agreements required hereunder shall have been executed and delivered in form, scope and substance satisfactory to BTCo, and the Lenders shall have a first priority perfected security interest in all assets of the Parent and the other Guarantors as and to the extent required above.

                          (xv) Receipt by BTCo of satisfactory historical financial statements for the Parent and its subsidiaries, a pro forma balance sheet of the Parent and its subsidiaries after giving effect to the Transaction, and projections for the Parent and its subsidiaries after giving effect to the Transaction, in each case for periods, and in form and substance, satisfactory to BTCo.

                          (xvi) There shall have been no material adverse change, after the date hereof and prior to the completion as determined by BTCo of the primary syndication of the Senior Secured Financing, to the syndication market for credit facilities similar in nature to the Credit

                                                                      Exhibit A
                                                                        Page 11

                                  Facilities contemplated herein and there shall not have occurred and be continuing during such period a material disruption of or material adverse change in financial, banking or capital markets that would have a material adverse effect on the primary syndication, in each case as determined by BTCo in its reasonable discretion. The Parent and the Borrower shall have fully cooperated in the syndication efforts, including without limitation by promptly providing BTCo with all information reasonably deemed necessary by it to successfully complete the syndication.

B.       To All Loans

                                  Absence of material adverse change, absence of material litigation, absence of default or unmatured default under the Senior Secured Financing, and continued accuracy of representations and warranties in all material respects.

Representations
and Warranties:                   Those representations and warranties usual
                                  and customary for these types of facilities, and such additional representations and warranties as are appropriate under the circumstances.

Covenants:                        Those covenants usual and customary for these
                                  types of facilities, and such additional covenants as are appropriate under the circumstances (with customary and appropriate exceptions to be agreed upon). Although the covenants applicable to the Parent and its subsidiaries have not yet been specifically determined, we anticipate that the covenants shall in any event include, but not be limited to:

                                        (i)       Limitations on other
                                                  indebtedness (with exceptions
                                                  to include indebtedness
                                                  incurred in connection with
                                                  the Permitted Receivables
                                                  Facility (as defined below)
                                                  and Acquired Indebtedness in
                                                  amounts and on terms and
                                                  conditions satisfactory to
                                                  the Required Lenders).

                                        (ii)      Limitations on mergers,
                                                  acquisitions, joint ventures,
                                                  partnerships and acquisitions
                                                  and dispositions of assets,
                                                  provided that (x) the
                                                  Borrower shall be permitted
                                                  to enter into an accounts
                                                  receivable facility (in an
                                                  amount to be determined), on
                                                  terms and conditions
                                                  satisfactory to the Required
                                                  Lenders (the "Permitted
                                                  Receivables Facility"), (y)
                                                  the Borrower shall be
                                                  permitted to sell a division
                                                  of the Borrower previously
                                                  identified to BTCo. (as same
                                                  currently exists) at fair
                                                  market

                                                                      Exhibit A
                                                                        Page 12


                                                  value (as determined in faith
                                                  by the Borrower) so long as
                                                  at least 75% of aggregate
                                                  consideration therefor
                                                  consists of cash (and so long
                                                  as all mandatory repayments
                                                  as described above under the
                                                  heading "Mandatory
                                                  Repayments" are made with the
                                                  net cash proceeds therefrom)
                                                  and (z) the Borrower shall be
                                                  permitted to sell, for cash
                                                  and at fair market value (as
                                                  determined in good faith by
                                                  the Borrower) the Existing
                                                  Negotiable Securities, the
                                                  proceeds of which will not be
                                                  required to be applied as
                                                  otherwise required under the
                                                  heading " Mandatory
                                                  Repayments" above.

                                        (iii)     Limitations on dividends and
                                                  other restricted payments
                                                  provided that so long as no
                                                  default or event of default
                                                  then exists (and would not
                                                  exist after giving effect
                                                  thereto), the Borrower shall
                                                  be able to advance funds to
                                                  the Parent to pay interest on
                                                  the Existing Convertible
                                                  Notes (or any replacement or
                                                  refinancing thereof).

                                        (iv)      Limitations on voluntary
                                                  prepayments of other
                                                  indebtedness (with exceptions
                                                  to be agreed) and amendments
                                                  thereto, and amendments to
                                                  organizational documents.

                                        (v)       Limitations on transactions
                                                  with affiliates.

                                        (vi)      Limitations on investments
                                                  provided that so long as no
                                                  default or event of default
                                                  then exists (and would not
                                                  exist after giving effect
                                                  thereto), the Borrower shall
                                                  be permitted to make certain
                                                  investments in unrestricted
                                                  subsidiaries and other
                                                  investments in amounts and on
                                                  terms acceptable to BICo, and
                                                  in any event with proceeds of
                                                  any sale of Existing
                                                  Negotiable Securities.

                                        (vii)     Maintenance of existence and
                                                  properties.

                                        (viii)    Limitations on liens.

                                        (ix)      Various financial covenants to
                                                  be agreed, including, but not
                                                  limited to:

                                                                      Exhibit A
                                                                        Page 13


                                                  (a) Minimum Interest Coverage
                                                  (defined as the ratio of
                                                  Consolidated EBITDA of the
                                                  Borrower to Consolidated
                                                  Interest Expense of the
                                                  Parent);

                                                  (b) Minimum Fixed Charge
                                                  Coverage Ratio (defined as
                                                  the ratio of Consolidated
                                                  EBITDAR of the Borrower to
                                                  the sum of Consolidated
                                                  Interest Expense and Rent
                                                  Expense of the Parent); and

                                                  (c) Maximum Leverage Ratio
                                                  (defined as the ratio of
                                                  Consolidated Debt of the
                                                  Borrower to Consolidated
                                                  EBITDA of the Borrower),
                                                  which Maximum Leverage Ratio
                                                  shall initially be 5.0 x,
                                                  reducing after the Closing
                                                  Date on a basis to be agreed.

                                        (xi)      Limitations on capital
                                                  expenditures.

                                        (xii)     Adequate insurance coverage.

                                        (xiii)    ERISA covenants.

                                        (xiv)     Financial reporting, notice of
                                                  environmental, ERISA-related
                                                  matters and material
                                                  litigation and visitation and
                                                  inspection rights.

                                        (xv)      Compliance with laws,
                                                  including environmental and
                                                  ERISA.

                                        (xvi)     Payment of taxes and other
                                                  liabilities.

                                        (xvii)    Limitations on material
                                                  changes in nature of business.

                                        (xviii)   The obtaining of interest rate
                                                  protection in amounts and for
                                                  periods to be mutually
                                                  agreed.

                          Notwithstanding anything to the contrary contained above, the covenants described above shall expressly permit the following:

                          (a) So long as no default or event of default then exists (and would not exist after giving effect thereto), the Borrower may (x) fund that portion of the Stock Repurchase (to the extent not consummated

                                                                      Exhibit A
                                                                        Page 14


                                  on the Closing Date) which requires the
                                  utilization of an amount equal to the
                                  difference between $500 million and the
                                  purchase price of the Parent's common stock actually repurchased pursuant to the Stock Repurchase on the Closing Date if less than $500 million, (y) fund the last $100 million of the Stock Repurchase and redeem Existing Convertible Notes at maturity, but in each case described in this clause (y) only following a new senior subordinated notes offering which generates net cash proceeds of $250 million (after reduction for amounts used to redeem, repay or repurchase Existing Senior Subordinated Notes) and (z) fund Permitted Acquisitions (to be defined) subject to a cap of $200 million for any individual acquisition; provided that after giving effect to any action as described above in clause (x), (y) or (z) immediately above, the Borrower shall be required to have available liquidity of at least $75 million and the Leverage Ratio shall be less than or equal to 4.50 x, which ratio shall step down over time in relation to the Maximum Leverage covenant described above;

                          (b) So long as no default or event of default then exists (and would not exist after giving effect thereto), the Borrower shall be permitted to transfer assets to wholly or partially owned subsidiaries (and such transfers shall not be subject to mandatory prepayments) (x) so long as fair market value is received by the transferor or (y) the aggregate amount of such asset transfers do not exceed a basket to be agreed upon; and

                          (c) So long as no default or event of default then exists (and would not exist after giving effect thereto), the Borrower shall be permitted to repurchase shares of non-wholly owned subsidiaries at prices not to exceed the fair market value thereof; provided that the Leverage Ratio after giving effect thereto does not exceed 4.50 x and the Borrower shall have available liquidity after giving effect thereto of at least $75 million.

Events of Default:                Those events of default usual and customary
                                  for these types of facilities, and such
                                  additional events of default as are
                                  appropriate under the circumstances,
                                  including without limitation, a change of control (to be defined to the satisfaction of BTCo) of the Parent or the Borrower.

Indemnification:                  The documentation for the Senior Secured
                                  Financing will contain customary indemnities for the Lenders (other than as a result of a Lender's gross negligence or willful misconduct).

                                                                         ANNEX 1

                                                                                        Applicable
                                                                                        Commitment
                               Term Loan                 Revolving Facility             Commission
Leverage Ratio                 Eurodollar Margin         Eurodollar Margin              Percentage
--------------                 -----------------         -----------------              ----------
         x  >       4.25         2.500%                       2.250%                      0.500%
3.75  <  x  < or =  4.25         2.000%                       1.750%                      0.375%
3.25  <  x  < or =  3.75         1.750%                       1.500%                      0.350%
3.00  <  x  < or =  3.25         1.750%                       1.250%                      0.300%
2.50  <  x  < or =  3.00         1.500%                       1.000%                      0.275%
2.00  <  x  < or =  2.50         1.500%                       0.875%                      0.250%
         x  < or =  2.00         1.500%                       0.750%                      0.250%

                 Base Rate Loans shall carry an Applicable Margin (but in no event less than 0%) which is 1.25% lower than the Applicable Margin for Eurodollar Loans of the respective tranche.